UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                      SCHEDULE 13G

                       Under the Securities Exchange Act of 1934


                               BALANCED CARE CORPORATION
                                    (Name of Issuer)

                             Common Stock, $.001 par value
                             (Title of Class of Securities)

                                       057630105
                                     (CUSIP Number)

                                   September 25, 1998
                             (Date of Event which Requires
                               Filing of this Statement)



                 Check the appropriate box to designate the rule pursuant
             to which this Schedule is filed:

                 [ ]     Rule 13d-1(b)
                 [X]     Rule 13d-1(c)
                 [ ]     Rule 13d-1(d)

                 *The remainder of this cover page shall be filled out for
             a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                 The information required in the remainder of this cover
             page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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     CUSIP No. 057630105             SCHEDULE 13G                    Page 2 of 6




       1   Name Of Reporting Person              ASTORIA CAPITAL PARTNERS, L.P.

           IRS Identification No. Of Above Person                    94-3160631

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                      (b)  [ ]

       3   SEC USE ONLY


       4   Citizenship Or Place Of Organization                      California


                          5    Sole Voting Power                        891,300

         NUMBER OF        6    Shared Voting Power                          -0-
           SHARES
        BENEFICIALLY
        OWNED BY EACH     7    Sole Dispositive Power                   891,300
         REPORTING
        PERSON WITH       8    Shared Dispositive Power                     -0-


        9   Aggregate Amount Beneficially Owned By Each
            Reporting Person                                            891,300


       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                        [ ]


       11   Percent Of Class Represented By Amount In Row 9                5.3%

       12   Type Of Reporting Person*                                        PN
















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     CUSIP No. 057630105             SCHEDULE 13G                    Page 3 of 6



             Item 1(a).  Name of Issuer.

                         Balanced Care Corporation (the "Issuer").

             Item 1(b).  Address of Issuer's Principal Executive Offices.

                         5021 Louise Drive, Suite 200, Mechanicsburg, PA
                         17055.

             Item 2(a).  Names of Persons Filing.

                         Astoria Capital Partners, L.P.

             Item 2(b). Address of Principal Business Office or, if none, Residence.

                         The business address of Astoria Capital Partners,
             L.P. is 6600 SW 92nd Avenue, Portland, Oregon  97223.

             Item 2(c).  Citizenship.

                         Astoria Capital Partners, L.P. is a California
             limited partnership.

             Item 2(d).  Title of Class of Securities.

                         Common Stock, $.001 par value ("Common Stock").

             Item 2(e).  CUSIP Number.

                         057630105

             Item 3. If this statement is filed pursuant to Sections
                     240.13d-1(b) or 240.13d-2(b) or (c), check whether
                     the person filing is a:

                 (a) [ ] Broker or dealer registered under section 15 of
             the Act (15 U.S.C. 78o).

                 (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
             U.S.C. 78c).

                 (c) [ ] Insurance company as defined in section 3(a)(19)
             of the Act (15 U.S.C. 78c).

                 (d) [ ] Investment company registered under section 8 of
             the Investment Company Act of 1940 (15 U.S.C. 80a-8).




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     CUSIP No. 057630105             SCHEDULE 13G                    Page 4 of 6



                 (e) [ ] An investment adviser in accordance with section
             240.13d-1(b)(1)(ii)(E);

                 (f) [ ] An employee benefit plan or endowment fund in
             accordance with section 240.13d-1(b)(1)(ii)(F);

                 (g) [ ] A parent holding company or control person in
             accordance with section 240.13d-1b)(1)(ii)(G);

                 (h) [ ] A savings associations as defined in section 3(b)
             of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                 (i) [ ] A church plan that is excluded from the
             definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                 (j) [ ] Group, in accordance with section
             240.13d-1(b)(1)(ii)(J).

             If this statement is filed pursuant to Section 240.13d-1(c), check this box. [X]


             Item 4. Ownership.

                         Reference is hereby made to Items 5-9 and 11 of
             page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

             Item 5. Ownership of Five Percent or Less of a Class.

                         Not applicable.

             Item 6. Ownership of More Than Five Percent on Behalf of
                     Another Person.

                         Not applicable.

             Item 7. Identification and Classification of the Subsidiary
                     Which Acquired the Security Being Reported on by the Parent Holding Company.

                         Not applicable.

             Item 8. Identification and Classification of Members of the
                     Group.

                         Not applicable.



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     CUSIP No. 057630105             SCHEDULE 13G                    Page 5 of 6



             Item 9. Notice of Dissolution of Group.

                         Not applicable.

             Item 10.    Certifications.

                     By signing below, Astoria Capital Partners, L.P.
             certifies that, to the best of its knowledge and belief, the securities referred to above on page two (2) of this Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





































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     CUSIP No. 057630105             SCHEDULE 13G                    Page 6 of 6



                                       Signature

                     After reasonable inquiry and to the best of their
             respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  November 2, 1998

                                        ASTORIA CAPITAL PARTNERS, L.P.


                                        /s/ Richard W. Koe
                                        ______________________________
                                        By: Richard W. Koe
                                        Its: General Partner



































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